Early Resignation of an Outside Director

On June 16, 2011, Shinhan Financial Group announced the following resignation of Mr. Sun Tae Hwang who is an outside director and a member of the audit committee of the company

Key Details:

• Details of the resigning Outside Director:
1) Name: Sun Tae Hwang
2) Stated term as an Outside Director: From March 23, 2011 to the date of the annual general meeting of shareholders in 2013
3) Stated term as a member of the audit committee: March 23, 2011 to the date of the annual general meeting of shareholders in 2012

• Reason for resignation: Personal reasons
• Resignation date: June 16, 2011

• Details of the board of directors of Shinhan Financial Group following the resignation:
1) Number of Executive Directors: 1
2) Number of Non-Executive Directors: 1
3) Number of Outside Directors: 9

• Details of the members of the Audit Committee of Shinhan Financial Group following the resignation:
1) Number of members of the Audit Committee, who are Outside Directors: 3
2) Number of members of the Audit Committee, who are not Outside Directors: 0